UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.           )*
BOSTON PRIVATE FINANCIAL HOLDINGS, INC.
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
101119105
(CUSIP Number)
Jeffrey Ferguson
The Carlyle Group
1001 Pennsylvania Avenue, NW
Suite 220 South
Washington, D.C. 20004-2505
(202) 729-5626
Copy to:
Lee Meyerson, Esq.
Maripat Alpuche, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 25, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON: DBD Cayman, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,346,572

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,346,572

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,346,572

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.98%(1)

14	TYPE OF REPORTING PERSON

	OO (Cayman Islands exempted company)
(1) Percentage calculated based on 63,617,309 shares of Common Stock outstanding, which is the sum of (i) 57,270,737 shares of Common Stock outstanding as of August 28, 2008 and (ii) 6,346,572 shares of Common Stock issuable upon automatic conversion of the Series A Preferred Stock referred to herein (See Item 5).

1	NAME OF REPORTING PERSON: TCG Holdings Cayman II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,346,572

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,346,572

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,346,572

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.98%(1)

14	TYPE OF REPORTING PERSON

	PN (Cayman Islands exempted limited partnership)
(1) Percentage calculated based on 63,617,309 shares of Common Stock outstanding, which is the sum of (i) 57,270,737 shares of Common Stock outstanding as of August 28, 2008 and (ii) 6,346,572 shares of Common Stock issuable upon automatic conversion of the Series A Preferred Stock referred to herein (See Item 5).

1	NAME OF REPORTING PERSON: TC Group Cayman Investment Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,346,572

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,346,572

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,346,572

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.98%(1)

14	TYPE OF REPORTING PERSON

	PN (Cayman Islands exempted limited partnership)
(1) Percentage calculated based on 63,617,309 shares of Common Stock outstanding, which is the sum of (i) 57,270,737 shares of Common Stock outstanding as of August 28, 2008 and (ii) 6,346,572 shares of Common Stock issuable upon automatic conversion of the Series A Preferred Stock referred to herein (See Item 5).

1	NAME OF REPORTING PERSON: Carlyle Financial Services, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,346,572

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,346,572

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,346,572

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.98%(1)

14	TYPE OF REPORTING PERSON

	OO (Cayman Islands exempted company)
(1) Percentage calculated based on 63,617,309 shares of Common Stock outstanding, which is the sum of (i) 57,270,737 shares of Common Stock outstanding as of August 28, 2008 and (ii) 6,346,572 shares of Common Stock issuable upon automatic conversion of the Series A Preferred Stock referred to herein (See Item 5).

1	NAME OF REPORTING PERSON: TCG Financial Services L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,346,572

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,346,572

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,346,572

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.98%(1)

14	TYPE OF REPORTING PERSON

	PN (Cayman Islands exempted limited partnership)
(1) Percentage calculated based on 63,617,309 shares of Common Stock outstanding, which is the sum of (i) 57,270,737 shares of Common Stock outstanding as of August 28, 2008 and (ii) 6,346,572 shares of Common Stock issuable upon automatic conversion of the Series A Preferred Stock referred to herein (See Item 5).

1	NAME OF REPORTING PERSON: BP Holdco, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,346,572

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,346,572

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,346,572

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.98%(1)

14	TYPE OF REPORTING PERSON

	PN
(1) Percentage calculated based on 63,617,309 shares of Common Stock outstanding, which is the sum of (i) 57,270,737 shares of Common Stock outstanding as of August 28, 2008 and (ii) 6,346,572 shares of Common Stock issuable upon automatic conversion of the Series A Preferred Stock referred to herein (See Item 5).

Item 1. Security and Issuer
          This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $1.00 per share (the “Common Stock”), of Boston Private Financial Holdings, Inc., a Massachusetts corporation (the “Issuer”). The principal executive office of the Issuer is located at Ten Post Office Square, Boston, Massachusetts 02109.
Item 2. Identity and Background
          (a) - (f)
          This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) BP Holdco, L.P., a Delaware limited partnership (“BP Holdco”), (ii) TCG Financial Services L.P., a Cayman Islands exempted limited partnership, (iii) Carlyle Financial Services, Ltd., a Cayman Islands exempted company, (iv) TC Group Cayman Investment Holdings, L.P., a Cayman Islands exempted limited partnership, (v) TCG Holdings Cayman II, L.P., a Cayman Islands exempted limited partnership, and (vi) DBD Cayman, Ltd., a Cayman Islands exempted company. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 1.
          DBD Cayman, Ltd. is the general partner of TCG Holdings Cayman II, L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the sole shareholder of Carlyle Financial Services, Ltd., which is the general partner of TCG Financial Services L.P., which is the general partner of BP Holdco, L.P.
          William E. Conway, Jr., Daniel A. D’Aniello, David Rubenstein and Peter Nachtwey are the directors of Carlyle Financial Services, Ltd. and, in such capacity, may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by Carlyle Financial Services, Ltd. Such individuals expressly disclaim any such beneficial ownership. Each of these directors is a citizen of the United States. The executive officers of Carlyle Financial Services, Ltd. are Daniel A. D’Aniello, William E. Conway, Jr., David M. Rubenstein, Jeffrey Ferguson, Curt Buser, P. Olivier Sarkozy, David K. Zwiener, James Burr, Randal K. Quarles and John C. Redett. Each of these officers is a citizen of the United States.
          William E. Conway, Jr., Daniel A. D’Aniello and David Rubenstein are the Class A members as well as the directors of DBD Cayman Ltd. and, in such capacities, may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by DBD Cayman Ltd. The Class A members control DBD Cayman Ltd. based on a majority vote. Such individuals, in their capacities as Class A members and as directors, expressly disclaim any such beneficial ownership. Each of these directors is a citizen of the United States. William E. Conway, Jr., Daniel A. D’Aniello, David Rubenstein and Walkers SPV Limited are the officers of DBD Cayman Ltd. Each of these officers is a citizen of the United States, except that Walkers SPV Limited is a Cayman Islands exempted company. Walkers SPV Limited is a corporate service provider that provides trustee and corporate management services to an international client base.
          William E. Conway, Jr., Daniel A. D’Aniello, David Rubenstein, Peter Nachtwey, Jeffrey Ferguson, Curt Buser, P. Olivier Sarkozy, David K. Zwiener, James Burr, Randal K.

Quarles, John C. Redett and Walkers SPV Limited are collectively referred to as the “Related Persons”.
          The business address of each of the Reporting Persons and the Related Persons is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004-2505, except that the business address of Walkers SPV Limited is Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands.
          The Reporting Persons are principally engaged in the business of investments in securities.
          To the best knowledge of the Reporting Persons and the Related Persons, none of the Reporting Persons nor the Related Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          To the best knowledge of the Reporting Persons and the Related Persons, none of the Reporting Persons nor the Related Persons has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
          Pursuant to the Investment Agreement, dated July 22, 2008 (the “Investment Agreement”), between the Issuer and BP Holdco, BP Holdco, on August 12, 2008, acquired, for an aggregate purchase price of $75,114,297 (the “Purchase Price”) (i) 350.33077 shares of Series A Non-Cumulative Mandatorily Convertible Preferred Stock (“Series A Preferred Stock”), which, pursuant to their terms, will convert into 6,346,572 shares of Common Stock on the first business day following the special meeting of the Issuer’s shareholders (the “Shareholders’ Meeting”) called to approve the potential issuance of shares of Common Stock upon conversion, from time to time in accordance with its terms, of the Series B Preferred Stock (as defined below) and exercise, from time to time in accordance with their terms, of the Warrants (as defined below) and (ii) 400.81221 shares of Series B Non-Cumulative Perpetual Contingent Convertible Preferred Stock (“Series B Preferred Stock” and, together with Series A Preferred Stock, the “Preferred Stock”). The Series B Preferred Stock will become convertible at the option of the holder thereof at any time at an initial conversion price of $5.52 per share, which results in an initial conversion rate of approximately 18,116 shares of Common Stock for each share of Series B Preferred Stock (subject to anti-dilution adjustments), subject to the receipt of all shareholder approvals necessary to (x) approve the conversion, from time to time in accordance with its terms, of the Series B Preferred Stock into Common Stock and the issuance of Common Stock in accordance with the terms of the Series B Preferred Stock for purposes of Rule 4350(i) of the NASDAQ Marketplace Rules and (y) amend the Restated Articles of Organization of the Issuer to increase the number of shares of Common Stock to at least such number as shall be sufficient to permit the full conversion of the Series B Preferred Stock into Common Stock (the “Preferred Stock Shareholder Approvals”) at the Shareholders’ Meeting. Assuming that the conversion price is not adjusted, the total number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock, assuming receipt of the Preferred Stock Shareholder Approvals and subject to the other limitations referred to below, is 7,261,091.
     The Purchase Price was funded by an equity contribution of the limited partner of BP Holdco.
     Pursuant to the Investment Agreement, in connection with the above purchase, on August 12, 2008, BP Holdco received warrants (“Warrants” and, together with the Preferred Stock, the “Securities”) providing BP Holdco the right to acquire 5,443,065 shares of Common Stock at an initial exercise price per share of $6.62 (subject to anti-dilution adjustments), subject to the receipt of all shareholder approvals necessary to (i) approve the exercise, from time to time in accordance with their terms, of the Warrants to purchase Common Stock and the issuance of Common Stock in accordance with the terms of the Warrants for purposes of Rule 4350(i) of the NASDAQ Marketplace Rules and (ii) amend the Restated Articles of Organization of the Issuer to increase the number of authorized shares of Common Stock to at least such number as shall be sufficient to permit the exercise of the Warrants to purchase Common Stock (the “Warrant Shareholder Approvals” and, together with the Preferred Stock Shareholder Approvals, the “Shareholder Approvals”).
     Of the Warrants granted to BP Holdco, on August 12, 2008, BP Holdco granted Warrants exercisable for 59,174 shares of Common Stock to John Morton, III, BP Holdco’s director designee to the board of directors of the Issuer (as further described below) pursuant to a Grant and Assignment Agreement dated August 12, 2008 (the “Grant Agreement”) by and among the Issuer, BP Holdco, Mr. Morton and the warrant agent, and such grant is subject to vesting and forfeiture terms set forth in the Grant Agreement. BP Holdco will be entitled to receive the Warrants in the event of a forfeiture by Mr. Morton. The exercise price of the Warrants held by Mr. Morton shall be $8.90 per share of Common Stock, which was the fair market value of the Common Stock on the date of grant to Mr. Morton. Upon exercise by Mr. Morton of the Warrants granted to him pursuant to the Grant Agreement, the Issuer shall make a cash payment to an affiliate of BP Holdco in an amount equal to the product of (i) the number of shares of Common Stock issued upon such exercise of such Warrants and (ii) the difference between $8.90 and $6.62 (in each case, subject to anti-dilution adjustments).
     Each of the Series B Preferred Stock and the Warrants provides that no holder shall be entitled to convert or exercise such securities for a number of shares of Common Stock that would cause or would result in such holder and its affiliates, collectively, being deemed to own, control or have the power to vote, for applicable bank regulatory purposes, 10% or more of any class of “voting securities” (as defined under applicable banking regulations, “Voting Securities”) of the Issuer outstanding at such time.
     The foregoing references to and description of the Investment Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Investment Agreement, which is included as Exhibit 2 hereto and is incorporated by reference to this Item 3.
Item 4. Purpose of Transaction
          The information set forth in Items 3 and 6 is incorporated herein by reference.
          BP Holdco acquired the Securities of the Issuer as described in Item 3 (the “Investment”) for investment purposes. The Investment was not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Issuer.

          Subject to the limitations imposed by the Investment Agreement (including the Lock-Up Period (as defined below)), the Reporting Persons may seek to dispose of their Securities of the Issuer (including, without limitation, distributing some or all of the Securities to the Reporting Persons’ respective members, partners, stockholders or beneficiaries, as applicable) from time to time, subject to market conditions and other investment considerations. To the extent permitted by the Investment Agreement and applicable bank regulatory limitations, each Reporting Person may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in Common Stock and securities exercisable for or convertible into Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.
          To the extent permitted under the Investment Agreement, the Reporting Persons may engage in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.
          Pursuant to the terms of the Investment Agreement, the Issuer has appointed John Morton, III to its board of directors as BP Holdco’s representative. BP Holdco will be entitled to maintain a representative on the board of directors of the Issuer for so long as it beneficially owns at least 5% of the outstanding shares of Common Stock (assuming conversion of all of the Preferred Stock and exercise of all of the Warrants).
          The foregoing references to and description of the Investment Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Investment Agreement, which is included as Exhibit 2 hereto and is incorporated by reference to this Item 4.
          BP Holdco intends to transfer the Securities to an affiliated fund subject to such fund having its closing and to the investment limitations of such fund.
          Other than as described in this Item 4, each of the Reporting Persons and, to the knowledge of each of the Reporting Persons, each of the Related Persons have no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.
Item 5. Interests in Securities of the Issuer
          The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.
          (a) and (b)

			Sole Power		Sole Power to
	Amount		to Vote or	Shared Power	Dispose or to	Shared Power to
	Beneficially	Percent of	Direct the	to Vote or	Direct the	Dispose or Direct
Reporting Person	Owned	Class	Vote	Direct the Vote	Disposition	the Disposition
BP Holdco, L.P.	6,346,572	9.98%	0	6,346,572	0	6,346,572

TCG Financial Services, L.P.	6,346,572	9.98%	0	6,346,572	0	6,346,572

Carlyle Financial Services, Ltd.	6,346,572	9.98%	0	6,346,572	0	6,346,572

TC Group Cayman Investment Holdings, L.P.	6,346,572	9.98%	0	6,346,572	0	6,346,572

TCG Holdings Cayman II, L.P.	6,346,572	9.98%	0	6,346,572	0	6,346,572

DBD Cayman, Ltd.	6,346,572	9.98%	0	6,346,572	0	6,346,572
          DBD Cayman, Ltd. is the general partner of TCG Holdings Cayman II, L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the sole shareholder of Carlyle Financial Services, Ltd., which is the general partner of TCG Financial Services L.P., which is the general partner of BP Holdco, L.P. DBD Cayman, Ltd. is controlled by its three-person board of directors, and all board action relating to the voting or disposition of the shares of Common Stock referred to herein requires the approval of a majority of the board. The members of the board are William E. Conway, Jr., Daniel A. D’Aniello and David Rubenstein, each of whom disclaims beneficial ownership of the shares of Common Stock referred to herein. Carlyle Financial Services, Ltd. is controlled by its four-person board of directors, and all board action relating to the voting or disposition of the shares of Common Stock referred to herein requires the approval of a majority of the board. The members of the board are William E. Conway, Jr., Daniel A. D’Aniello, David Rubenstein and Peter Nachtwey, each of whom disclaims beneficial ownership of the shares of Common Stock referred to herein.
          (c) Except as set forth in this Item 5, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, without independent verification, any of the Related Persons, has engaged in any transaction during the past 60 days involving the securities of the Issuer.
          (d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.
          (e) Not applicable.
Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer
          The information set forth in Items 2, 3, 4 and 5 is incorporated herein by reference.
          Investment Agreement

          On June 22, 2008, BP Holdco entered into an Investment Agreement with the Issuer, pursuant to which BP Holdco acquired the Securities in exchange for the Purchase Price. Pursuant to undertakings made in the Investment Agreement, a special meeting of the Issuer’s shareholders will be held on September 30, 2008, at which the Issuer’s shareholders will vote on (i) the conversion, from time to time in accordance with its terms, of the Series B Preferred Stock into Common Stock and the issuance of Common Stock in accordance with the terms of the Series B Preferred Stock and the exercise, from time to time in accordance with their terms, of the Warrants to purchase Common Stock and the issuance of Common Stock in accordance with the terms of the Warrants and (ii) the amendment of the Restated Articles of Organization of the Issuer to increase the number of authorized shares of Common Stock to at least such number as shall be sufficient to permit the full conversion of the Series B Preferred Stock into, and exercise of the Warrants for, Common Stock.
          The Investment Agreement includes, among other provisions, the following terms:
          Representations and Warranties. Customary representations and warranties were made by the Issuer to BP Holdco relating to the Issuer, its business and the issuance of the Securities. The Issuer agreed to indemnify BP Holdco for breaches of its representations and warranties in certain circumstances.
          Board Representation. Pursuant to the terms of the Investment Agreement, the Issuer has appointed John Morton, III to its board of directors as BP Holdco’s representative. BP Holdco will be entitled to maintain a representative on the board of directors of the Issuer for so long as it beneficially owns at least 5% of the outstanding shares of Common Stock (assuming conversion of all of the Preferred Stock and exercise of all of the Warrants).
          Transfer Restrictions. Except for transfers to certain affiliates of BP Holdco and certain other exceptions set forth in the Investment Agreement, BP Holdco is prohibited from transferring the Preferred Stock, the Warrants, and any shares of Common Stock issuable upon conversion of the Preferred Stock or exercise of the Warrants acquired under the Investment Agreement, except as follows: (1) following the 18-month anniversary of the closing of the transactions contemplated by the Investment Agreement (the “Lock-Up Period”), BP Holdco may transfer any or all of the Securities acquired by BP Holdco under the Investment Agreement from time to time subject to the next paragraph; and (2) if the Shareholder Approvals have not been obtained by January 29, 2009, BP Holdco may transfer (A) 50% of the Series B Preferred Stock and 50% of the Warrants owned by BP Holdco during the six-month period commencing on such date and (B) the remaining 50% of the Series B Preferred Stock and the remaining 50% of the Warrants owned by BP Holdco commencing on the one-year anniversary of the closing of the transactions contemplated by the Investment Agreement subject to the next paragraph.
          Except for transfers to certain affiliates of BP Holdco, shares of Preferred Stock and Warrants are transferable by BP Holdco or any of its affiliates only: (1) in a widely distributed public offering registered pursuant to the Securities Act of 1933, as amended; (2) to a person that is acquiring a majority of the Issuer’s outstanding Voting Securities (not including any Voting Securities such person is acquiring from BP Holdco or its affiliates); or (3) upon certification by the transferor that it believes that the transferee will not, after giving effect to such transfer, own for applicable bank regulatory purposes, more than 2% of any class of voting securities of the Issuer outstanding at such time. The transferee will have the rights to exchange its Preferred Stock or Warrants for identical securities but not subject to transfer or ownership restrictions.
          Registration Rights. The Issuer has granted BP Holdco customary registration rights, including “shelf” registration rights, which may be exercised to execute sales during trading windows, demand registration rights and “piggy-back” registration rights with respect to the Securities purchased by BP Holdco under the Investment Agreement. These registration rights become effective upon the expiration of the transfer restrictions noted above.
           Standstill Agreement. Pursuant to the terms of the Investment Agreement, BP Holdco agreed that until the earlier of (i) five years after the closing of the transactions contemplated by the Investment Agreement and (ii) the date when the Securities purchased pursuant to the Investment Agreement and owned by BP Holdco represent less than 5% of the total outstanding Common Stock (counting as shares owned by BP Holdco, all shares into which shares of Preferred Stock and Warrants owned by BP Holdco are convertible or exercisable and assuming that to the extent that BP Holdco shall purchase any additional shares of Common Stock, any later sales of Common Stock by BP Holdco shall be deemed to be shares other than Securities to the extent of such additional purchases), BP Holdco and its affiliates are prohibited from acquiring beneficial ownership of any voting securities if such acquisition would result in BP Holdco or its affiliates (i) being deemed to “control” the Issuer for applicable bank regulatory purposes or (ii) owning 25% or more of any class of Voting Securities of the Issuer or Common Stock. Additionally, BP Holdco and its affiliates are prohibited from taking certain actions that seek to gain control of the Issuer without the consent of the Issuer.
          Gross-Up Right. So long as BP Holdco holds, on an as-converted basis, less than 5% of the total outstanding Common Stock of the Issuer (counting as shares of Common Stock owned by BP Holdco, all shares of Common Stock into which the Preferred Stock and Warrants are convertible or exercisable), if the Issuer at any time, or from time to time, makes any public or non-public offering of any equity (including Common Stock, preferred stock and restricted stock), or any securities, options or debt that are convertible or exchangeable into equity or that include an equity component (with certain exceptions such as equity issued pursuant to the granting or exercise of employee stock options) an affiliate of BP Holdco will be afforded the opportunity to acquire from the Issuer for the same price and on the same terms as such securities are proposed to be offered to others, up to the amount of the newly offered securities in the aggregate required to enable it and BP Holdco, in the aggregate, to maintain the proportionate Common Stock-equivalent interest in the Issuer held by BP Holdco at the closing of the transactions contemplated by the Investment Agreement; provided that such affiliate of BP Holdco shall not be entitled to acquire the newly issued securities if such acquisition would cause or would result in BP Holdco and its affiliates, collectively, being deemed to own, control or have the power to vote, for applicable bank regulatory purposes, 10% or more of any class of Voting Securities of the Issuer outstanding at such time.
          Depositary Shares; Independent Warrant Agent. Upon request by BP Holdco or any of its affiliates holding shares of Preferred Stock at any time following August 12, 2008, the Issuer shall promptly enter into a depositary arrangement, pursuant to customary agreements reasonably satisfactory to BP Holdco and with a depositary reasonably acceptable to BP Holdco, pursuant to which shares of Preferred Stock may be deposited and depositary shares, each representing a fraction of a share of Preferred Stock reasonably requested by BP Holdco, may be issued. From and after the execution of any such depositary arrangement, and the deposit of any shares of Preferred Stock pursuant thereto, the depositary shares issued pursuant thereto shall be deemed “Securities” and “Registrable Securities” for purposes of the Investment Agreement. In addition, upon request by BP Holdco in connection with any proposed transfer of Warrants, the Issuer shall engage as warrant agent an unaffiliated financial institution reasonably acceptable to BP Holdco pursuant to a customary warrant agreement reasonably acceptable to BP Holdco.
Description of Preferred Stock
          The Series A Preferred Stock will automatically convert into shares of Common Stock on the first business day following the Shareholders’ Meeting. The issuance of Common Stock upon conversion of the Series B Preferred Stock is subject to receipt of the Shareholder Approvals.
          Initially, both series of Preferred Stock will be entitled to receive dividends payable on Common Stock on an as-converted basis. If the Issuer does not hold the Shareholders’ Meeting prior to the record date for the Issuer’s fourth quarter dividend period, the dividend rate on the Series A Preferred Stock will carry a non-cumulative annual dividend of 20% commencing on December 31, 2008 (accruing from and after September 30, 2008) (such dividend, the “Series A Special Dividend”). If the shareholders do not approve the conversion of the Series B Preferred Stock prior to the record date for the Issuer’s fourth quarter dividend period, then commencing on December 31, 2008, quarterly dividends will be payable for the dividend periods from and including September 30, 2008 to but not including March 31, 2009, at an annual rate of 14% of the liquidation preference of the Series B Preferred Stock and this rate will further increase to 15.5% of the liquidation preference commencing on June 30, 2009, for the dividend periods from and including March 31, 2009 to but not including September 30, 2009, and to 20% of the liquidation preference commencing on December 31, 2009, for the dividend periods from and including September 30, 2009 (such dividends, the “Series B Special Dividend” and, collectively with the Series A Special Dividend, the “Special Dividend”). Notwithstanding the foregoing, dividends on the Preferred Stock will always be paid at the higher of the Special Dividend rate and the dividend payable on an as-converted basis based on the last dividend declared on the Common Stock during the applicable dividend period.
          Holders of shares of Series B Preferred Stock will have the right to convert the Series B Preferred Stock at any time on or after the business day following the date that the Shareholder Approvals have been received. The initial conversion price of the Series B Preferred Stock is $5.52 per share, subject to anti-dilution adjustments. The conversion right of holders of Series B Preferred Stock is limited to the extent that no conversion of Series B Preferred Stock is permitted if it would cause such holder and its affiliates, collectively, to be deemed to own, control or have the power to vote, for applicable bank regulatory purposes, 10%

or more of any class of Voting Securities of the Issuer outstanding at such time.
          Upon certain transfers of Preferred Stock complying with the transfer restrictions in the Investment Agreement, the transferee will be entitled to receive shares identical to Preferred Stock but not subject to transfer or ownership restrictions.
          The conversion price shall be subject to customary anti-dilution adjustments; provided, however, that, notwithstanding any provision of the Preferred Stock to the contrary, any adjustment to the conversion price shall be made to the extent (but only to the extent) that such adjustment would not cause or result in any holder of Preferred Stock and its affiliates, collectively, being deemed to own, control or have the power to vote, for applicable bank regulatory purposes, Voting Securities which (assuming, for this purpose only, full conversion and/or exercise of all such securities) would represent 25% or more of any class of Voting Securities of the Issuer outstanding at such time (excluding for purposes of this calculation any reduction in the percentage of Voting Securities such holder of Preferred Stock and its affiliates so owns, controls or has the power to vote resulting from transfers by BP Holdco and its affiliates of Securities purchased by BP Holdco pursuant to the Investment Agreement). Any adjustment (or portion thereof) prohibited pursuant to the foregoing proviso shall be postponed and implemented on the first date on which such implementation would not result in the condition described in such proviso.
          In the event the Issuer enters into a transaction constituting a consolidation or merger of the Issuer or similar transaction, any sale or other transfer of all or substantially all of the assets of the Issuer, any reclassification of the Common Stock into securities including securities other than Common Stock or any statutory exchange of the outstanding shares of Common Stock for securities of another entity (each, a “Reorganization Event”), each share of Preferred Stock outstanding immediately prior to such Reorganization Event shall remain outstanding but shall become convertible, at the option of the holders, into the kind of securities, cash and other property receivable in such Reorganization Event by a holder (other than a counterparty to the Reorganization Event or an affiliate of such other party) of the number of shares of Common Stock into which each share of Preferred Stock would then be convertible (assuming the Shareholder Approvals have been obtained).
          The terms and conditions of the Preferred Stock are contained in the Articles of Amendment to the Issuer’s Restated Articles of Organization relating to the Preferred Stock, the forms of which are attached as Exhibit A and Exhibit B to the Investment Agreement.
Description of the Warrants
          Pursuant to the Investment Agreement, the Issuer issued to BP Holdco the Warrants, which, subject to the terms and conditions thereof, are exercisable to acquire shares of Common Stock. The Warrants were issued pursuant to a Warrant Agreement, dated July 29, 2008, between the Issuer and the warrant agent. The following is a summary of certain terms and conditions of the Warrants as contained in the Warrant Certificate, the form of which is attached to Exhibit C to the Investment Agreement.
          Exercise of Warrants. The Warrants entitle the holder thereof to, upon exercise of such Warrants in the manner described below, acquire a total of 5,443,065 shares of Common

Stock. The Warrants shall become exercisable by the holders thereof to purchase shares of Common Stock at any time, in whole or in part, until the fifth anniversary of the issuance of the Warrants, subject to the following conditions and limitations: (i) the Warrants shall only be exercisable if the Issuer shall have first received the Shareholder Approvals and (ii) a holder of Warrants shall not be entitled to exercise the Warrants for a number of shares of Common Stock that would cause such holder and its affiliates, collectively, being deemed to own, control or have the power to vote, for applicable bank regulatory purposes, 10% or more of any class of Voting Securities of the Issuer outstanding at such time (excluding for purposes of this calculation any reductions in the percentage of Voting Securities such holder and its affiliates so owns, controls or has the power to vote resulting from transfers by BP Holdco and its affiliates of Securities purchased by BP Holdco pursuant to the Investment Agreement; it being understood, for the avoidance of doubt, that no Securities shall be included in any such percentage calculation to the extent that they cannot by their terms be converted into or exercised for Voting Securities by such holder of Warrants or its affiliates at the time of such measurement or transfer).
          Upon certain transfers of the Warrants complying with the transfer restrictions in the Investment Agreement, the transferee will be entitled to receive warrants identical to the Warrants but not subject to transfer or ownership restrictions.
          Exercise Price of Warrants. The exercise price of the Warrants held by BP Holdco is $6.62 per share of Common Stock and the exercise price of the Warrants held by Mr. Morton is $8.90 per share of Common Stock, which was the fair market value of the Common Stock on the date of the grant to Mr. Morton, in each case, subject to anti-dilution adjustments.
          Anti-Dilution Provisions. The exercise price and the number of shares of Common Stock issuable upon exercise of the Warrants shall be subject to customary anti-dilution adjustments; provided that no single event shall cause an adjustment under more than one anti-dilution provision so as to result in duplication; provided, further, that, notwithstanding any provision of the Warrants to the contrary, any adjustment to the exercise price of the Warrants shall be made to the extent (and only to the extent) that such adjustment would not cause or result in any holder of Warrant and its affiliates, collectively, being deemed to own, control or have the power to vote, for applicable bank regulatory purposes, Voting Securities which (assuming, for this purpose only, full conversion and/or exercise of all such securities) would represent 25% or more of any class of Voting Securities outstanding at such time (excluding for purposes of this calculation any reduction in the percentage of Voting Securities such holder of Warrants and its affiliates so owns, controls or has the power to vote resulting from transfers by BP Holdco and its affiliates of Securities purchased by BP Holdco pursuant to the Investment Agreement). Any adjustment (or portion thereof) prohibited pursuant to the foregoing proviso shall be postponed and implemented on the first date on which such implementation would not result in the condition described in such proviso.
          Fundamental Change. Upon the occurrence of a “Preliminary Fundamental Change,” which is defined as the execution of definitive documentation for a transaction or the recommendation that stockholders tender in response to a tender or exchange offer, that could reasonably be expected to result in a Fundamental Change upon consummation or a “Fundamental Change,” which is defined as certain events pertaining to a change of control or liquidation of the Issuer, the holder of Warrants may cause the Issuer to purchase the Warrants, in whole or in part, at the higher of (i) the fair market value of the Warrants and (ii) a valuation based on a computation of the option value of the Warrants using a Black-Scholes methodology. Payment by the Issuer to the holders of the Warrants of the purchase price will be due upon the occurrence of the Fundamental Change. At the election of the Issuer, all or any portion of the purchase price may be paid in cash or shares of Common Stock valued at the market price of a share of Common Stock as of (A) the last trading day prior to the date on which this payment occurs or (B) the first date of the announcement of a Preliminary Fundamental Change or Fundamental Change (whichever is less), so long as the payment does not cause either (i) the Issuer to fail to comply with applicable NASDAQ requirements or other regulatory requirements or (ii) the holder of Warrants being deemed to own, control or have the power to vote, for applicable bank regulatory purposes 25% or more of any class of Voting Securities of the Issuer outstanding at such time (assuming, for this purpose only, full conversion of all securities owned by such holder of Warrants and its affiliates that are convertible into or exercisable for Voting Securities and excluding for purposes of this calculation any reduction in the percentage of Voting Securities such holder of Warrants and its affiliates so owns, controls or has the power to vote resulting from transfers by BP Holdco and its affiliates of Securities purchased by BP Holdco pursuant to the Investment Agreement) or otherwise be in violation of the ownership limitations under applicable bank regulatory purposes. To the extent that a payment in shares of Common Stock would exceed such limitations, once the maximum number of shares of Common Stock that would not exceed such limitations has been paid, the remainder of such purchase price may be paid, at the option of the Issuer and provided the issuance of securities would not exceed such limitations, in the form of cash or equity securities of the Issuer having a fair market value on a fully-distributed basis equal to the value (determined as provided above) of the shares of Common Stock that would have been issued to the holders of Warrants in the absence of the limitations described above.
          Exchange for Preferred Stock. At any time prior to the receipt of the Warrant Shareholder Approvals, the holders of Warrants may cause the Issuer to exchange the Warrants for a number of shares of Preferred Stock equal to the quotient of (i) the value of the Warrants based on the higher of (A) the fair market value of the Warrants and (B) a computation of the option value of the Warrants using the Black-Scholes methodology and (ii) the lower of (A) $100,000 or (B) the fair market value of a share of Preferred Stock, provided that the Issuer shall pay cash to the holders of Warrants in lieu of any fractional shares of Preferred Stock. In lieu of delivery of shares of Preferred Stock, the Issuer may deliver depositary shares for shares of a new series of preferred stock having rights, preferences and privileges identical to the Preferred Stock; provided, however, that unless otherwise agreed in writing by BP Holdco, the Issuer may deliver depositary shares as provided in this sentence only if the voting rights of a holder of a single depositary share for such new series of preferred stock shall be substantially identical to the voting rights of a holder of a single share of Preferred Stock. Notwithstanding any provision to the contrary, the Warrants shall not be exchangeable by the holders of Warrants for shares of Preferred Stock to the extent that such delivery would cause or result in any holder of Warrants and its affiliates to be deemed to own, control or have the power to vote, for applicable bank regulatory purposes, Voting Securities which (assuming, for this purpose only, full conversion and/or exercise of all such securities) would represent 25% or more of any class of Voting Securities of the Issuer outstanding at such time (excluding for purposes of this calculation any reduction in the percentage of Voting Securities such holder of Warrants and its affiliates so owns, controls or has the power to vote resulting from transfers by BP Holdco and its affiliates of Securities purchased by BP Holdco pursuant to the Investment Agreement).
          The foregoing references to and description of the Investment Agreement and Exhibits A, B and C thereto do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Investment Agreement and Exhibits A, B and C thereto, which are included as Exhibit 2 hereto and are incorporated by reference to this Item 6.
Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated September 3, 2008, by and among BP Holdco, L.P., TCG Financial Services L.P., Carlyle Financial Services, Ltd., TC Group Cayman Investment Holdings, L.P., TCG Holdings Cayman II, L.P. and DBD Cayman, Ltd.

Exhibit 2	Investment Agreement, dated July 22, 2008, between Boston Private Financial Holdings, Inc. and BP Holdco, L.P.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 3, 2008

DBD CAYMAN, LTD.
By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

TCG HOLDINGS CAYMAN II, L.P.
By:	DBD CAYMAN, LTD.,
its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.
By:	TCG HOLDINGS CAYMAN II, L.P.,
its general partner

By:	DBD CAYMAN, LTD.,
its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

CARLYLE FINANCIAL SERVICES, LTD.

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

TCG FINANCIAL SERVICES L.P.
By:	CARLYLE FINANCIAL SERVICES, LTD.,
its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

BP HOLDCO,L.P.
By:	TCG FINANCIAL SERVICES L.P.,
its general partner

By:	CARLYLE FINANCIAL SERVICES, LTD.,
its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Managing Director

EXHIBIT INDEX

Exhibit	Title
Exhibit 1	Joint Filing Agreement, dated September 3, 2008, by and among BP Holdco, L.P., TCG Financial Services L.P., Carlyle Financial Services, Ltd., TC Group Cayman Investment Holdings, L.P., TCG Holdings Cayman II, L.P. and DBD Cayman, Ltd.

Exhibit 2	Investment Agreement, dated July 22, 2008, between Boston Private Financial Holdings, Inc. and BP Holdco, L.P.